**KNOCKAWAY, INC.**

**309 East Paces Ferry Rd. NE, Suite 400**
**Atlanta, GA 30305**

Date: [EFFECTIVE DATE]

[ENTITY_NAME]
1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

Re: **Purchaser Representations**

Ladies and Gentlemen:

This letter agreement (this "Letter Agreement") clarifies certain representations made by [ENTITY_NAME] (the "Purchaser") pursuant to its execution on or about the date hereof of that certain Series AA Preferred Stock Purchase Agreement dated as of September 27, 2023, by and among Knockaway, Inc., a Delaware corporation (the "Company"), the Purchaser and the other parties thereto (the "Purchase Agreement").

1. Representations and Warranties. The Company agrees and acknowledges that the Purchaser does not make any representation set forth in Sections 3.7 and 3.9 of the Purchase Agreement and that such representations shall not apply to the Purchaser.

2. This Letter Agreement shall be governed by Delaware law, without giving effect to conflicts of law principles.

3. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4. This Letter Agreement can only be amended with the written consent of the Purchaser and the Company.

*[Signature Page Follows]*

Very truly yours,

**KNOCKAWAY, INC.**

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Agreed and Accepted:

[ENTITY_NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]